Exhibit 99.02

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members

of NuStar GP Holdings, LLC:

We have audited the accompanying consolidated balance sheets of NuStar GP Holdings, LLC (the Company) as of December 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit of a balance sheet also includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheets referred to above present fairly, in all material respects, the financial position of NuStar GP Holdings, LLC as of December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Antonio, Texas

February 26, 2010

NUSTAR GP HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars)

	December 31,
	2009	2008
Assets

Current assets:
Cash and cash equivalents	$371	$1,791
Receivable from NuStar Energy L.P.	10,639	3,441
Income tax receivable	5,798	722
Other receivables	795	771
Prepaid expenses	353	219
Deferred income tax assets, net	1,198	1,860

Total current assets	19,154	8,804

Investment in NuStar Energy L.P.	559,519	553,921
Long-term receivable from NuStar Energy L.P.	7,663	6,645
Deferred income tax assets, net	6,923	3,463

Total assets	$593,259	$572,833

Liabilities and Members’ Equity

Current liabilities:
Short-term debt	$14,300	$-
Current portion of long-term debt	-	6,500
Accounts payable	351	340
Accrued compensation expense	14,593	6,445
Accrued liabilities	829	727
Taxes other than income tax	848	908

Total current liabilities	30,921	14,920

Employee benefit plan liabilities	24,130	14,463
Commitments and contingencies (Note 8)

Members’ equity	545,200	549,236
Accumulated other comprehensive income:
Share of NuStar Energy L.P.’s other comprehensive income (loss)	1,455	(2,907)
Pension adjustments, net of tax	(8,447)	(2,879)

Total accumulated other comprehensive loss	(6,992)	(5,786)

Total members’ equity	538,208	543,450

Total liabilities and members’ equity	$593,259	$572,833

See Notes to Consolidated Financial Statements.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS

December 31, 2009 and 2008

1. ORGANIZATION, BASIS OF PRESENTATION, AND PRINCIPLES OF CONSOLIDATION

Organization

NuStar GP Holdings, LLC (NuStar GP Holdings) (NYSE: NSH), a publicly held Delaware limited liability company, was formed in June 2000. Valero Energy Corporation (Valero Energy) acquired us in connection with its December 31, 2001 acquisition of Ultramar Diamond Shamrock Corporation (2001 Acquisition). In two separate public offerings in 2006, Valero Energy sold all of their ownership interest in us and we did not receive any proceeds from either public offering.

Unless otherwise indicated, the terms “NuStar GP Holdings, LLC,” “NuStar GP Holdings,” “we,” “our” and “us” are used in this report to refer to NuStar GP Holdings, LLC, to one or more of our consolidated subsidiaries or to all of them taken as a whole.

Our unitholders have no liability under our limited liability company agreement, or for any of our debts, obligations or liabilities, in their capacity as a unitholder.

We have no operations or sources of income or cash flows other than our investment in NuStar Energy L.P. (NuStar Energy) (NYSE: NS). On December 31, 2009, we owned approximately 18.7% of NuStar Energy, consisting of the following:

•	the 2% general partner interest;

•

100% of the incentive distribution rights (IDR) issued by NuStar Energy, which entitle us to receive increasing percentages of the cash distributed by NuStar Energy, currently at the maximum percentage of 23%; and

•	10,257,207 common units of NuStar Energy representing a 16.7% limited partner interest.

NuStar Energy is a publicly held Delaware limited partnership engaged in the terminalling and storage of petroleum products, the transportation of petroleum products and anhydrous ammonia, and asphalt and fuels marketing. NuStar Energy has terminal facilities in the United States, the Netherlands Antilles, Canada, Mexico, the Netherlands and the United Kingdom.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

These accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). These consolidated financial statements include the accounts of NuStar GP Holdings and subsidiaries in which it has a controlling interest. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Cash and Cash Equivalents

Cash equivalents are all highly liquid investments with an original maturity of three months or less when acquired.

Investment in NuStar Energy

We account for our 18.7% investment in NuStar Energy using the equity method. As the general partner, we exercise significant influence over NuStar Energy even though our ownership did not exceed 20% as of December 31, 2009.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

We evaluate our investment in NuStar Energy for impairment when there is evidence that we may not be able to recover the carrying amount of our investment or that the investee is unable to sustain an earnings capacity that justifies the carrying amount. We recognize a loss in the value of our investment that is other than a temporary decline currently in earnings based on the difference between the estimated current fair value of the investment and our carrying amount. We believe that the carrying amount of our investment in NuStar Energy as of December 31, 2009 is recoverable.

Accounting for Sales of Units by NuStar Energy

In November 2008, the Financial Accounting Standards Board (FASB) issued revised requirements for equity method investments. Effective January 1, 2009 we adopted these revised requirements, and began to account for issuances of common units by NuStar Energy as if we had sold a proportionate share of our investment, such that we record any gain or loss in earnings. Prior to adopting this revised requirement, we accounted for increases or decreases in our investment in NuStar Energy resulting from its sales of common units directly in “Members’ equity,” in accordance with SEC Staff Accounting Bulletin No. 51, “Accounting for Sales of Stock by a Subsidiary”. Please refer to Note 4 for a description of the 2009 and 2008 issuances of common units by NuStar Energy.

Income Taxes

We are a limited liability company taxed as a partnership and generally are not subject to federal or state income taxes. On August 14, 2006, NuStar GP, LLC elected to be treated as a corporation for federal income tax purposes under Treasury Regulation §301.7701-3(a). We account for income taxes under the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred taxes using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be recovered or settled.

We recognize a tax position if it is more likely than not that the tax position will be sustained, based on the technical merits of the position, upon examination. We record uncertain tax positions in the financial statements at the largest amount of benefit that is more likely than not to be realized. We had no unrecognized tax benefits as of December 31, 2009 and 2008.

Unit-Based Compensation

We account for awards of NS unit options, performance awards and restricted units to employees and directors of NuStar GP, LLC at fair value, whereby a liability for the award is initially recorded and subsequent changes in the fair value are included in the determination of net income. The fair value of NS unit options is determined using the Black-Scholes model at each reporting date. The fair value of NS restricted units equals the market price of NS common units at each reporting date. We record compensation expense each reporting period such that the cumulative compensation expense equals the portion of the award’s current fair value that has vested. We record compensation expense related to NS unit options until such options are exercised, and we record compensation expense for NS restricted units and performance awards until the date of vesting. NS performance awards vest only upon NuStar Energy’s achievement of an objective performance measure.

We account for awards of NSH restricted units and unit options granted to employees of NuStar GP, LLC and our directors based on the fair value of the awards at the grant date. The fair value of NSH unit options is determined using the Black-Scholes model at the grant date and the fair value of the NSH restricted units equals the market price of NSH common units at the grant date.

The liability for awards of NS unit options, performance awards and restricted units is included in “Accrued compensation expense” on our consolidated balance sheets. NuStar Energy reimburses us for the expenses resulting from NS awards and NSH awards to employees providing services to NuStar Energy.

Pension and Other Postretirement Benefits

We recognize the overfunded or underfunded status of our defined benefit pension or postretirement plans as an asset or a liability as of the balance sheet dates. We record changes in the funded status of our plans as a component of comprehensive income in the year the changes occur.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

Reclassifications

Certain previously reported amounts in the 2008 consolidated financial statements have been reclassified to conform to 2009 presentation.

3. NEW ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements

In January 2010, the FASB issued additional guidance that requires new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements and additional information on the roll forward of Level 3 fair value measurements. This guidance also clarified the existing provisions on determining the appropriate classes of assets and liabilities to be reported and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This additional guidance is effective for interim and annual periods beginning after December 15, 2009, with the exception of the new requirements in the Level 3 roll forward, which will be effective for fiscal years beginning after December 15, 2010. We adopted these provisions effective January 1, 2010 and do not expect them to have a material impact on our disclosures.

In August 2009, the FASB clarified the guidance on the fair value measurement of liabilities for circumstances in which a quoted price in an active market for an identical liability is not available. This guidance is effective the first reporting period after issuance. Accordingly, we adopted these provisions effective October 1, 2009, and they did not materially affect our financial position.

Variable Interest Entities

In June 2009, the FASB amended certain requirements related to variable interest entities (VIEs), including the requirements for determining whether an entity is a VIE or the primary beneficiary of a VIE. In addition, the amended requirements include additional disclosures about an entity’s involvement with a VIE. These amended requirements become effective as of the beginning of a company’s first annual reporting period that begins after November 15, 2009 and for interim periods within that first annual reporting period. Accordingly, we will be required to comply with the amended requirements on January 1, 2010 and do not expect them to materially affect our financial position.

4. INVESTMENT IN NUSTAR ENERGY

In November 2009, NuStar Energy issued 5,750,000 common units representing limited partner interests at a price of $52.45 per unit. NuStar Energy received proceeds of $288.8 million, net of issuance cost. In conjunction with NuStar Energy’s issuance of common units, we contributed $6.2 million to NuStar Energy in order to maintain our 2% general partner interest and our ownership in NuStar Energy was reduced from 20.5% at December 31, 2008 to 18.7% at December 31, 2009.

In April 2008, NuStar Energy issued 5,050,800 common units representing limited partner interests at a price of $48.75 per unit, which reduced our ownership from 22.3% at December 31, 2007 to 20.5% at December 31, 2008. NuStar Energy received proceeds of $236.2 million, net of issuance cost, and we contributed $5.0 million to NuStar Energy in order to maintain our 2% general partner interest.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

Summary Financial Information

Condensed financial information reported by NuStar Energy is summarized below:

	December 31,
	2009	2008
	(Thousands of Dollars)
Balance Sheet Information:
Current assets	$734,719	$486,486
Property, plant and equipment, net	3,028,196	2,941,824
Goodwill	807,742	806,330
Other long-term assets, net	204,016	224,957

Total assets	$4,774,673	$4,459,597

Current liabilities	$338,754	$252,024
Long-term debt, less current portion	1,828,993	1,872,015
Other long-term liabilities	121,958	128,561

Total liabilities	2,289,705	2,252,600

Partners’ equity	2,484,968	2,206,997

Total liabilities and partners’ equity	$4,774,673	$4,459,597

Other

Our investment in NuStar Energy reconciles to NuStar Energy’s total partners’ equity as follows:

	December 31,
	2009	2008
	(Thousands of Dollars)
NuStar Energy’s total partners’ equity	$2,484,968	$2,206,997
NuStar GP Holdings’ ownership interest in NuStar Energy	18.7%	20.5%

NuStar GP Holdings’ share of NuStar Energy’s partners’ equity	464,689	452,434
Step-up in basis related to NuStar Energy’s assets and liabilities, including equity method goodwill, and other	94,830	101,487

Investment in NuStar Energy	$559,519	$553,921

The step-up in basis related to NuStar Energy’s assets and liabilities, including equity method goodwill, reflected in the table above relates to purchase accounting adjustments resulting from the 2001 Acquisition. The amount represents the unamortized excess of the fair value over carrying amount applicable to Valero Energy’s proportionate 73.6% interest in NuStar Energy’s identifiable assets and liabilities as of December 31, 2001 of which $81.8 million is being amortized as a reduction to equity in earnings of NuStar Energy over approximately 28 years. This amount also includes the portion of goodwill resulting from the 2001 Acquisition that was attributed to our investment in NuStar Energy. Since 26.4% of the equity interest in NuStar Energy was owned by public unitholders as of the date of the 2001 Acquisition, a significant portion of the total ownership interest in NuStar Energy was deemed to be held by the public according to GAAP, thereby preventing us from adjusting the reported financial statements of NuStar Energy.

5. RELATED PARTY TRANSACTIONS

General

We manage NuStar Energy through our ownership of NuStar GP, LLC and Riverwalk Holdings, LLC, which own Riverwalk Logistics L.P., the general partner of NuStar Energy. Our officers are also officers of NuStar GP, LLC. The Chairman of our Board of Directors, William E. Greehey, is also the Chairman of the Board of Directors of NuStar

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

GP, LLC. The Board of Directors of NuStar GP, LLC is responsible for overseeing NuStar GP, LLC’s role as the general partner of the general partner of NuStar Energy, and we, as the sole owner of NuStar GP, LLC, must also approve matters that have or would reasonably be expected to have a material effect on our interests as the sole owner of NuStar GP, LLC.

We had a receivable from NuStar Energy of $10.6 million and $3.4 million, as of December 31, 2009 and 2008, respectively, relating to payroll, employee-related benefit plan expenses and unit-based compensation. We also had a long-term receivable of $7.7 million and $6.6 million from NuStar Energy as of December 31, 2009 and 2008, respectively, related to amounts payable for retiree medical benefits and other post-employment benefits.

GP Services Agreement

On April 24, 2008, the boards of directors of each of NuStar GP, LLC and NuStar GP Holdings approved (i) the termination of the administration agreement, dated July 16, 2006, between NuStar GP Holdings and NuStar GP, LLC (the Administration Agreement) and (ii) the adoption of a services agreement between NuStar GP, LLC and NuStar Energy (the GP Services Agreement). All employees providing services to both NuStar GP Holdings and NuStar Energy are employed by NuStar GP, LLC.

Under the Administration Agreement, we paid annual charges of $500,000, subject to certain adjustments, to NuStar GP, LLC in return for NuStar GP, LLC’s provision of all executive management, accounting, legal, cash management, corporate finance and other administrative services to us. We also reimbursed NuStar GP, LLC for all direct public company costs and any other direct costs, such as outside legal and accounting fees, that NuStar GP, LLC incurred while providing services to us.

Effective as of January 1, 2008, NuStar Energy and NuStar GP, LLC entered into the GP Services Agreement. The GP Services Agreement provides that NuStar GP, LLC will furnish administrative and certain operating services necessary to conduct the business of NuStar Energy. All employees providing services to both NuStar GP Holdings and NuStar Energy are employed by NuStar GP, LLC; therefore, NuStar Energy reimburses NuStar GP, LLC for all employee costs, other than the expenses allocated to NuStar GP Holdings (the Holdco Administrative Services Expense). For the 2009 fiscal year and each fiscal year thereafter, the Holdco Administrative Services Expense totals $1.1 million plus 1.0% of NuStar GP, LLC’s domestic bonus and unit compensation expense, subject to certain other adjustments. For 2008, the Holdco Administrative Services Expense totaled $0.8 million plus 1.0% of NuStar GP LLC’s domestic bonus and unit compensation expense. The GP Services Agreement will terminate on December 31, 2012, with automatic two-year renewals unless terminated by either party upon six months’ prior written notice.

Non-Compete Agreement

On July 19, 2006, in connection with our initial public offering, we entered into a non-compete agreement with NuStar Energy (the Non-Compete Agreement). Under the Non-Compete Agreement, we will have a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. NuStar Energy has a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. With respect to any other business opportunities, neither we nor NuStar Energy are prohibited from engaging in any business, even if we and NuStar Energy would have a conflict of interest with respect to such other business opportunity. The Non-Compete Agreement remains in effect for so long as we or any of our affiliates own 20% or more of NuStar GP, LLC or Riverwalk Logistics, L.P.

6. FAIR VALUE MEASUREMENTS

In April 2009, the FASB revised its existing disclosure requirements for the fair value of financial instruments to include the disclosure of the fair value of all financial instruments, whether or not recognized at fair value in the balance sheet, along with the related carrying value and methods and significant assumptions used to estimate the fair value. Our only financial instrument is our revolving credit facility, which bears interest at a variable rate that floats with market rates, and thus the fair value of any outstanding borrowings would approximate its carrying amount.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

We segregate the inputs used in measuring fair value into three levels: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists.

We have applied fair value recognition and disclosure provisions for financial assets and liabilities and for nonfinancial assets and liabilities that are re-measured at least annually as of January 1, 2008. As permitted, we applied the provisions for nonfinancial assets and liabilities that are not recognized or disclosed at fair value on a recurring basis on January 1, 2009, which did not affect our financial position or results of operations.

The following liabilities are measured at fair value on a recurring basis:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	(Thousands of Dollars)
Accrued compensation expense:
NuStar Energy restricted units	$8,689	$-	$-	$8,689
NuStar Energy unit options	-	5,418	-	5,418

Total	$8,689	$5,418	$-	$14,107

	December 31, 2008
	Level 1	Level 2	Level 3	Total
	(Thousands of Dollars)
Accrued compensation expense:
NuStar Energy restricted units	$4,486	$-	$-	$4,486
NuStar Energy unit options	-	1,556	-	1,556

Total	$4,486	$1,556	$-	$6,042

7. CREDIT FACILITY

Borrowings under our revolving credit facility are used to fund capital contributions to NuStar Energy to maintain our 2% general partner interest as NuStar Energy issues additional units and meet other liquidity and capital resource requirements.

On July 17, 2009, we entered into an amended and restated revolving credit facility (2009 Credit Facility) with terms and objectives substantially equivalent to those under our previous three-year revolving credit facility (2006 Credit Facility), which matured in July 2009. The 2009 Credit Facility has a borrowing capacity of up to $19.5 million and matures on July 16, 2010. Interest on the 2009 Credit Facility is based upon, at our option, either an alternative base rate plus 3.5% or a LIBOR-based rate plus 4.5%, which was 4.8% as of December 31, 2009. These interest rates are 3.5% to 4.0% higher than the rates that were in effect under the 2006 Credit Facility.

The 2009 Credit Facility includes $10 million available for letters of credit. Our obligations under the 2009 Credit Facility are unsecured. The 2009 Credit Facility contains customary covenants and provisions including limitations on indebtedness, liens, dispositions of material property, mergers and asset transfers.

Under the terms of the 2009 Credit Facility, NuStar Energy is required to maintain a total debt-to-EBITDA ratio of less than 5.0 to 1.0 for any four consecutive quarters, subject to adjustment following certain acquisitions, which was 4.1x as of December 31, 2009. We are also required to receive cash distributions of at least $25.0 million in respect of our ownership interests in NuStar Energy for the preceding four fiscal quarters ending on the last day of each fiscal quarter. Our management believes that we are in compliance with the covenants as of December 31, 2009.

We borrowed $14.3 million for the year ended December 31, 2009 to fund our contribution to NuStar Energy in order to maintain our 2% general partner interest following its issuance of common units in November 2009, and for other capital resource requirements. As of December 31, 2009, we had availability of $5.2 million for borrowings or letters of credit under the 2009 Credit Facility. The weighted average interest rate related to combined borrowings under both the 2009 Credit Facility and the 2006 Credit Facility for the year ended December 31, 2009 was 2.7%.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

8. COMMITMENTS AND CONTINGENCIES

Litigation and Environmental Matters

We are not currently a party to any material legal proceedings. However, NuStar Energy is subject to certain loss contingencies, the outcome of which could have an effect on NuStar Energy’s results of operations and ability to pay distributions, which would impact our results of operations and ability to pay distributions. NuStar Energy’s material contingent liabilities resulting from various litigation, claims and commitments are discussed below.

Grace Energy Corporation Matter. In 1997, Grace Energy Corporation (Grace Energy) sued subsidiaries of Kaneb Pipe Line Partners, L.P. (KPP) and Kaneb Services LLC (KSL and, collectively with KPP and their respective subsidiaries, Kaneb) in Texas state court. The complaint sought recovery of the cost of remediation of fuel leaks in the 1970s from a pipeline that had once connected a former Grace Energy terminal with Otis Air Force Base in Massachusetts (Otis AFB). Grace Energy alleges the Otis AFB pipeline and related environmental liabilities had been transferred in 1978 to an entity that was part of Kaneb’s acquisition of Support Terminal Services, Inc. and its subsidiaries from Grace Energy in 1993. Kaneb contends that it did not acquire the Otis AFB pipeline and never assumed any responsibility for any associated environmental damage.

In 2000, the court entered final judgment that: (i) Grace Energy could not recover its own remediation costs of $3.5 million, (ii) Kaneb owned the Otis AFB pipeline and its related environmental liabilities and (iii) Grace Energy was awarded $1.8 million in attorney costs. Both Kaneb and Grace Energy appealed the final judgment of the trial court to the Texas Court of Appeals in Dallas. In 2001, Grace Energy filed a petition in bankruptcy, which created an automatic stay of actions against Grace Energy. In September 2008, Grace Energy filed its Joint Plan of Reorganization and Disclosure Statement.

The Otis AFB is a part of a Superfund Site pursuant to the Comprehensive Environmental Response Compensation and Liability Act (CERCLA). The site contains a number of groundwater contamination plumes, two of which are allegedly associated with the Otis AFB pipeline. Relying on the final judgment of the Texas state court assigning ownership of the Otis AFB pipeline to Kaneb, the U.S. Department of Justice (the DOJ) advised Kaneb in 2001 that it intends to seek reimbursement from Kaneb for the remediation costs associated with the two plumes. In November 2008, the DOJ forwarded information to NuStar Energy indicating that the past and estimated future remediation expenses associated with one plume are $71.9 million. The DOJ has indicated that they will not seek recovery of remediation costs for the second plume. The DOJ has not filed a lawsuit against NuStar Energy related to this matter and NuStar Energy has not made any payments toward costs incurred by the DOJ. NuStar Energy is currently in settlement discussions with other potentially responsible parties and the DOJ and a change in NuStar Energy’s estimate of this liability may occur in the near term. However, any settlement agreement that is reached must be approved by multiple parties and requires the approval of the bankruptcy court and the federal district court. NuStar Energy cannot currently estimate when or if a settlement will be finalized.

Eres Matter. In August 2008, Eres N.V. (Eres) forwarded a demand for arbitration to CITGO Asphalt Refining Company (CARCO), CITGO Petroleum Corporation (CITGO), NuStar Asphalt Refining, LLC (NuStar Asphalt) and NuStar Marketing LLC (NuStar Marketing, and together with CARCO, CITGO and NuStar Asphalt, the Defendants) contending that the Defendants are in breach of a tanker voyage charter party agreement, dated November 2004, between Eres and CARCO (the Charter Agreement). The Charter Agreement provides for CARCO’s use of Eres’ vessels for the shipment of asphalt. Eres contends that NuStar Asphalt and/or NuStar Marketing (together, the NuStar Entities) assumed the Charter Agreement when NuStar Asphalt purchased the CARCO assets, and that the Defendants have failed to perform under the Charter Agreement since January 1, 2008. Eres seeks to compel the Defendants to arbitrate a breach of contract claim in which Eres values its damages at approximately $78.1 million. CITGO/CARCO also contend that the NuStar Entities assumed the Eres contract and they have demanded that the NuStar Entities defend and indemnify them against Eres’ claims. Eres’ motion to compel arbitration and CITGO/CARCO’s indemnity claims are currently pending in the U.S. District Court for the Southern District of Texas. NuStar Energy intends to vigorously defend against these claims.

Department of Justice Matter. In February 2008, the DOJ advised NuStar Energy that the EPA has requested that the DOJ initiate a lawsuit against NuStar Pipeline Operating Partnership L.P. (NuPOP) for (a) failing to prepare adequate Facility Response Plans, as required by Section 311(j)(5) of the Clean Water Act, 33 U.S.C. §1321(j), for certain of its

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

pipeline terminals located in Region VII, by August 30, 1994, and (b) maintaining Spill Prevention, Control and Countermeasure (SPCC) plans at the terminal that deviate from the SPCC regulations, 40 C.F.R. §112.3. A Facility Response Plan is a plan for responding to a worst case discharge, and to a substantial threat of such a discharge, of oil or hazardous substances. The SPCC rule requires specific facilities to prepare, amend and implement plans to prevent, prepare and respond to oil discharges to navigable waters and adjoining shorelines. NuStar Energy is currently in settlement negotiations with the DOJ to resolve these matters.

NuStar Energy is also a party to additional claims and legal proceedings arising in the ordinary course of its business. Due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on NuStar Energy’s results of operations, financial position or liquidity. It is possible that if one or more of the matters described above were decided against NuStar Energy, the effects could be material to its results of operations in the period in which it would be required to record or adjust the related liability and could also be material to its cash flows in the periods it would be required to pay such liability.

Commitments

As of December 31, 2009, we had no future minimum payments applicable to non-cancellable operating leases and purchase obligations.

9. MEMBERS’ EQUITY

Rights Agreement

On July 19, 2006, we entered into a rights agreement with Computershare Investor Services, LLC, as amended effective February 28, 2008 (the Rights Agreement), under which one preferred unit purchase right (a Right) is attached to each of our outstanding units. The Rights become exercisable under specified circumstances, including if any person or group (an acquiring person) becomes the beneficial owner of 15% or more of our outstanding units, subject to specified exceptions. Each Right entitles the registered holder to purchase from us one one-hundredth of a unit of junior participating preferred units, series I (Preferred Units) at an exercise price of $100, subject to adjustment under specified circumstances. If events specified in the Rights Agreement occur, each holder of Rights other than the acquiring person can exercise their Rights. When a holder exercises a Right, the holder will be entitled to receive units valued at a multiple of the exercise price of the Right specified in the Rights Agreement. In some cases, the holder will receive cash, property or other securities instead of units. We may redeem the Rights for $0.001 per Right at any time prior to the tenth day after a person or group becomes an acquiring person.

The Rights will expire on June 30, 2016, unless extended or earlier redeemed or exchanged, and are protected by customary anti-dilution provisions. Preferred Units purchasable upon exercise of the Rights will not be redeemable. Each Preferred Unit will be entitled to share in our distributions of available cash pro rata with the units. In the event of liquidation, the holders of the Preferred Units will be entitled to a minimum preferential liquidation payment of $100 per unit. Each Preferred Unit will have 100 votes, voting together with the units. Finally, in the event of any merger, consolidation or other transaction in which units are exchanged, each Preferred Unit will be entitled to receive 100 times the amount received per unit.

10. EMPLOYEE BENEFIT PLANS

The NuStar Thrift Plan

The NuStar Thrift Plan (the Thrift Plan) is a qualified employee profit-sharing plan that became effective June 26, 2006. Participation in the Thrift Plan is voluntary and is open to substantially all NuStar GP, LLC employees upon their date of hire, except for part-time employees (as defined in the Thrift Plan), who become eligible upon completing one year of service (as defined in the Thrift Plan). Thrift Plan participants can contribute from 1% up to 30% of their total annual compensation to the Thrift Plan in the form of pre-tax and/or after tax employee contributions. NuStar GP, LLC makes matching contributions in an amount equal to 100% of each participant’s employee contributions up to a maximum of 6% of the participant’s total annual compensation.

NuStar GP, LLC also maintains an excess thrift plan (the Excess Thrift Plan) that became effective July 1, 2006. The Excess Thrift Plan is a nonqualified deferred compensation plan that provides benefits to those employees of NuStar GP, LLC whose compensation and/or annual contributions under the Thrift Plan are subject to the limitations applicable to qualified retirement plans under the Code.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

Pension and Other Postretirement Benefits

The NuStar Pension Plan (the Pension Plan) is a qualified non-contributory defined benefit pension plan that became effective July 1, 2006. The Pension Plan covers substantially all of NuStar GP, LLC’s employees and generally provides eligible employees with retirement income calculated under a defined benefit formula based on years of service and compensation during their period of service. Employees become fully vested in their Pension Plan benefits upon attaining five years of vesting service.

NuStar GP, LLC also maintains an excess pension plan (the Excess Pension Plan) and a supplemental executive retirement plan (the SERP). The Excess Pension Plan and the SERP are nonqualified deferred compensation plans that provide benefits to a select group of management or other highly compensated employees of NuStar GP, LLC. None of the Excess Thrift Plan, the Excess Pension Plan or the SERP is intended to constitute either a qualified plan under the provisions of Section 401 of the Code or a funded plan subject to ERISA.

NuStar GP, LLC also provides a post retirement medical benefits plan for retired employees, referred to as other postretirement benefits.

NuStar Energy reimbursed and will continue to reimburse all costs incurred by us related to these employee benefit plans at cost. Our current and noncurrent liabilities for these employee benefits are included in “Accrued compensation expense” and “Employee benefit plan liabilities,” respectively, on our consolidated balance sheets.

The Pension Plan, Excess Pension Plan and SERP are collectively referred to as the Pension Plans in the tables and discussion below. We use December 31 as the measurement date for our pension and other postretirement plans.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

The changes in the benefit obligation, the changes in fair value of plan assets, the funded status and the amounts recognized in our consolidated balance sheet for our Pension Plans and other postretirement benefit plans as of and for the years ended December 31, 2009 and 2008 were as follows:

	Pension Plans		Other Postretirement Benefit Plans
	2009	2008	2009	2008
	(Thousands of Dollars)
Change in benefit obligation:
Benefit obligation, January 1	$19,081	$11,152	$9,851	$6,934
Service cost	8,155	7,293	667	593
Interest cost	1,343	750	699	523
Acquisition	-	-	-	1,025
Benefits paid	(253)	(1,034)	(31)	(5)
Participants contributions	-	-	17	3
Actuarial loss	8,388	920	2,383	778

Benefit obligation, December 31	$36,714	$19,081	$13,586	$9,851

Change in plan assets:
Plan assets at fair value, January 1	$15,309	$11,877	$-	$-
Actual return on plan assets	3,180	(3,526)	-	-
Company contributions	9,000	7,992	14	2
Benefits paid	(253)	(1,034)	(31)	(5)
Participants contributions	-	-	17	3

Plan assets, December 31	$27,236	$15,309	$-	$-

Reconciliation of funded status:
Fair value of plan assets at December 31	$27,236	$15,309	$-	$-
Less: Benefit obligation at December 31	36,714	19,081	13,586	9,851

Funded status at December 31	(9,478)	(3,772)	(13,586)	(9,851)
Unrecognized net loss	11,063	4,369	2,596	214

Prepaid (accrued) benefit cost	$1,585	$597	$(10,990)	$(9,637)

Amounts recognized in the consolidated balance sheets:
Accrued compensation expense	$-	$(20)	$(71)	$(36)
Employee benefit plan liabilities	(9,478)	(3,752)	(13,515)	(9,815)

Net pension liability	$(9,478)	$(3,772)	$(13,586)	$(9,851)

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

Amounts related to our Pension Plans and other postretirement benefit plans recorded as a component of accumulated other comprehensive income were as follows:

	Pension Plans		Other Postretirement Benefit Plans
	December 31,		December 31,
	2009	2008	2009	2008
	(Thousands of Dollars)
Unrecognized actuarial (loss) gain	$(11,202)	$(4,526)	$(2,596)	$(214)
Prior service credit	139	157	-	-
Deferred tax asset (liability)	4,217	1,626	995	78

Accumulated other comprehensive (loss) income, net of tax	$(6,846)	$(2,743)	$(1,601)	$(136)

As of December 31, 2009 and 2008, the balance of accumulated other comprehensive income that had not been recognized as a component of net periodic benefit cost related to the respective unrecognized actuarial (loss) gain and prior service credit, net of deferred taxes, is shown in the table above.

The aggregate accumulated benefit obligation for our Pension Plans as of December 31, 2009 and 2008 was $25.5 million and $12.9 million, respectively.

The aggregate benefit obligation, accumulated benefit obligation and fair value of plan assets for our Pension Plans with an accumulated benefit obligation in excess of plan assets, were as follows:

	December 31,
	2009	2008
	(Thousands of Dollars)
Benefit obligation	$4,150	$2,736
Accumulated benefit obligation	2,458	1,425
Fair value of plan assets	-	-

The allocations of plan assets for the Pension Plan were as follows:

	December 31,
	2009	2008
Equity Securities	65%	64%
Fixed Income Securities	34%	35%
Cash Equivalent Securities	1%	1%

There were no plan assets for the Excess Pension Plan, SERP or other postretirement benefit plans as of December 31, 2009 and 2008.

The investment policies and strategies for the assets of our qualified Pension Plan incorporate a well-diversified approach that is expected to earn long-term returns from capital appreciation and a growing stream of current income. This approach recognizes that assets are exposed to risk, and the market value of the Pension Plan’s assets may fluctuate from year to year. Risk tolerance is determined based on NuStar Energy’s financial ability to withstand risk within the investment program and the willingness to accept return volatility. In line with the investment return objective and risk parameters, the Pension Plan’s mix of assets includes a diversified portfolio of equity and fixed-income instruments. The aggregate asset allocation is reviewed on an annual basis and the allocation as of December 31, 2009 was in line with our target.

The overall expected long-term rate of return on plan assets for the Pension Plan is estimated using models of asset returns. Model assumptions are derived using historical data given the assumption that capital markets are

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

informationally efficient. Three models are used to derive the long-term expected returns for each asset class. Since each method has distinct advantages and disadvantages and differing results, an equal weighted average of the methods’ results is used.

In December 2008, the FASB issued additional guidance on an employer’s disclosures about plan assets of a defined pension or other postretirement plan that includes requiring fair value disclosures for each major category of plan assets into three levels: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists. This new guidance applies to disclosures about plan assets for fiscal years ending after December 15, 2009, and is not required for earlier periods that are presented for comparative purposes. We adopted these disclosure requirements about plan assets as of December 31, 2009.

The major categories of plan assets measured at fair value as of December 31, 2009, were as follows:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	(Thousands of Dollars)
Asset Category:
Cash Equivalent Securities	$178	$-	$-	$178
Equity Securities:
U.S. large cap equity fund (a)	-	15,092	-	15,092
International stock index fund (b)	2,642	-	-	2,642
Fixed Income Securities:
Bond market index fund (c)	9,324	-	-	9,324

Total	$12,144	$15,092	$-	$27,236

(a)	This fund is a low-cost equity index fund not actively managed that tracks the S&P 500. Fair values were estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.
(b)	This fund tracks the performance of the Total International Composite Index.
(c)	This fund tracks the performance of the Barclays Capital U.S. Aggregate Bond Index.

During 2009, we contributed $9.0 million to the Pension Plan. We estimate our minimum required contribution to the Pension Plan during 2010 will be $9.0 million under the Employee Retirement Income Security Act, which we expect to contribute to the Pension Plan during 2010. Since costs incurred by us related to the Pension Plan and our other postretirement benefit plan are reimbursed by NuStar Energy, funding for these plans will primarily be provided by NuStar Energy.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid for the years ending December 31:

	Pension Plans	Other Postretirement Benefit Plans
	(Thousands of Dollars)
2010	$906	$71
2011	1,408	127
2012	1,932	201
2013	2,411	302
2014	3,067	443
Years 2015-2019	33,442	5,219

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

The weighted average assumptions used to determine the benefit obligations were as follows:

	Pension Plans		Other Postretirement Benefit Plans
	December 31,		December 31,
	2009	2008	2009	2008
Discount rate	6.16%	7.13%	6.14%	7.11%
Rate of compensation increase	5.38%	5.46%	n/a	n/a

The discount rate assumption used to determine the pension obligations at December 31, 2009 and December 31, 2008 were based on a hypothetical yield curve represented by a series of annualized individual discount rates. Each bond issue underlying the hypothetical yield curve required a minimum rating of AA or better by Moody Investor Service, Inc. or a rating of AA or better by Standard & Poor’s.

The assumed health care cost trend rates were as follows:

	December 31,
	2009	2008
Health care cost trend rate assumed for next year	7.38%	7.93%
Rate to which the cost trend rate was assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reached the ultimate trend rate	2018	2015

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. We sponsor a contributory postretirement health care plan. The plan has an annual limitation (a cap) on the increase of the employer’s share of the cost of covered benefits. The cap on the increase in employer’s cost is 2.5% per year. The assumed increase in total health care cost exceeds the 2.5% indexed cap, so increasing or decreasing the health care cost trend rate by 1% does not materially change our obligation or expense for the postretirement health care plan.

11. UNIT-BASED COMPENSATION

As of December 31, 2009, we had the following long-term incentive plans:

•

The Second Amended and Restated 2000 Long-Term Incentive Plan (the 2000 LTIP), under which NuStar GP, LLC may award up to 1,500,000 NuStar Energy (NS) common units. Awards under the 2000 LTIP can include NS unit options, restricted units, performance awards, distribution equivalent rights (DER) and contractual rights to receive common units.

•	The 2002 Unit Option Plan (the UOP) under which NuStar GP, LLC may award up to 200,000 NS unit options to officers and directors of NuStar GP, LLC or its affiliates.

•

The 2003 Employee Unit Incentive Plan (the UIP) under which NuStar GP, LLC may award up to 500,000 NS common units to employees of NuStar GP, LLC or its affiliates, excluding officers and directors of NuStar GP, LLC and its affiliates. Awards under the UIP can include NS unit options, restricted units and DER.

•

The 2006 Long-Term Incentive Plan (the 2006 LTIP) under which NuStar GP Holdings may award up to 2,000,000 NuStar GP Holdings (NSH) units to our employees, consultants and directors who perform services for us or our affiliates. Awards under the 2006 LTIP can include NSH unit options, performance units, restricted units, phantom units, unit grants and unit appreciation rights.

We purchase NuStar Energy (NS) common units as needed to satisfy awards granted under the 2000 LTIP, the UOP and the UIP.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

The number of awards granted under the above-noted plans were as follows:

	Year Ended December 31,
	2009		2008
	Granted	Vesting	Granted	Vesting
2000 LTIP:
Performance awards	23,233	(a)	14,470	(a)
Unit options	—	—	2,600	1/5 per year
Restricted units	194,973	1/5 per year	236,868	1/5 per year
Restricted units (grants to non-employee directors of NuStar GP, LLC)	5,076	1/3 per year	5,625	1/3 per year
UIP:
Unit options	—	—	795	1/5 per year
Restricted units (b)	10,692	1/5 per year	16,321	1/5 per year
2006 LTIP:
Restricted units	24,290	1/5 per year	30,300	1/5 per year
Restricted units (grants to non-employee directors of NuStar GP Holdings)	8,627	1/3 per year	10,308	1/3 per year

(a)	Performance awards vest 1/3 per year if certain performance measures are met, as defined in the award agreements.
(b)	We granted 2,382 and 2,526 restricted unit awards to certain international employees for the years ended December 31, 2009 and 2008, respectively, that vest 1/3 per year, as defined in the award agreements.

Unit options were granted in 2007 at $31.55 under the 2006 LTIP, expire seven years from the grant date and vest in annual one-third increments beginning on the third anniversary of the grant date, all of which were outstanding as of December 31, 2009.

The following table summarizes information related to outstanding restricted unit awards under the 2006 LTIP:

	Restricted Unit Grants to Employees	Restricted Unit Grants to Non- Employee Directors	Total
Balance as of January 1, 2009	30,300	14,787	45,087
Grants	24,290	8,627	32,917
Vestings	(6,060)	(6,227)	(12,287)

Balance as of December 31, 2009	48,530	17,187	65,717

As of December 31, 2009 and 2008, we had accrued $14.1 million and $6.0 million, respectively, for the outstanding awards of NS unit options, performance awards and restricted units in “Accrued compensation expense” on our consolidated balance sheets. As of December 31, 2009, NS common units that remained available to be awarded totaled 294,394 under the 2000 LTIP and 254,812 under the UIP. Substantially all approved awards under the UOP have been granted as of December 31, 2009. NSH units that remained available totaled 1,595,689 under the 2006 LTIP as of December 31, 2009.

Unit Options

Under the terms of our various unit option plans, the exercise price of options granted is not less than the fair market value of our common units on the date of grant. Options become exercisable pursuant to the individual written agreements between the participants and us, usually in five equal annual installments beginning at the date of grant, with unexercised options generally expiring seven to ten years from the date of grant.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

The fair value of each unit option grant was estimated using the Black-Scholes option-pricing model on the valuation date for NS unit options and on the grant date for NSH unit options. The expected life of options granted is the period of time from the valuation date for NS unit options and from the grant date for NSH unit options to the date of expected exercise or other expected settlement. Expected volatility for NS unit options is based on closing prices of NuStar Energy’s common units for periods corresponding to the life of options granted. Expected volatility for NSH unit options is based on closing prices of NSH common units for periods corresponding to the life of options granted. Expected dividend yield is based on annualized dividends at the valuation date for NS unit options and at the grant date for NSH unit options. The risk-free interest rate used is the implied yield currently available from the U.S. Treasury zero-coupon issues with a remaining term equal to the expected life of the options at the valuation date for NS unit options and at the grant date for NSH unit options.

A summary of the weighted-average assumptions used to determine our liability for NS unit options is presented in the table below:

	NS Unit Options
	December 31,
	2009	2008

Expected life in years	6.2	6.2
Expected volatility	48.9%	46.4%
Expected distribution yield	7.6%	10.0%
Risk-free interest rate	0.9%	0.9%

14. INCOME TAXES

The tax effects of significant temporary differences representing deferred income tax assets and liabilities were as follows:

	December 31,
	2009	2008
	(Thousands of Dollars)
Deferred income tax assets:
Share/option compensation	$5,535	$2,512
Pension	3,716	1,633
Capital loss	96	-
Other employee benefits	-	1,122
Other state	480	264
Valuation allowance	(96)	-

Deferred income tax assets	9,731	5,531
Deferred income tax liabilities:
Investment in Riverwalk Logistics, L.P. and NuStar Energy	(174)	(208)
Other employee benefits	(1,436)	-

Total net deferred income tax assets	$8,121	$5,323

Our U.S. corporate operations have capital loss carryforwards for tax purposes, which are subject to a five-year carryforward limitation on use and expire in years 2011 through 2013. As of December 31, 2009, we have recorded a valuation allowance due to uncertainties related to our ability to utilize some of our deferred income tax assets, primarily consisting of certain federal capital loss carry forwards, before they expire. The valuation allowance is based on our estimates of taxable income for federal income tax purposes and the period over which deferred income tax assets will be recoverable.

The realization of deferred income tax assets recorded as of December 31, 2009 is dependent upon our ability to generate future taxable income in the United States. We believe that it is more-likely-than-not that the deferred tax assets as of December 31, 2009 will be realized, based upon expected future taxable income and potential tax planning strategies.